Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
March 4, 2008

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since February 5, 2008 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal and Compliance -Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By: Tadaaki Sugiyama
Name: Tadaaki Sugiyama
Title: Vice President
Legal and Compliance- Global

Enclosures: Annex A
Annex B

dlw 3/11

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE February 5 , 2008

A. ENGLISH LANGUAGE DOCUMENTS

Press release dated February 27, 2008
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

B. JAPANESE LANGUAGE DOCUMENTS

Report on the Acquisition of Treasury Shares dated February 13, 2008
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-2)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

Report on the Acquisition of Treasury Shares

Pursuant to the Financial Instruments and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the resolution of the Board of Directors to purchase the treasury shares. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report filed on February 13, 2008 includes the following information:

i. On January 23, 2008, the Board of Directors of Kao resolved to repurchase up to 5,000,000 shares of common stock for treasury, for up to ¥15,000,000,000. In January 2008, Kao repurchased pursuant to that resolution a total of 351,000 shares for ¥1,121,140,000.
As of January 31, 2008, Kao had issued 549,443,701 shares of common stock, and held 5,232,370 of them.

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

February 27, 2008

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market in accordance with Article 156 of the Corporation Law, applicable pursuant to Article 165, paragraph 3 of the said Law, and the resolution made at the meeting of the Board of Directors held on January 23, 2008.

Type of purchased shares:	Common stock of the Company
Total number of purchased shares:	2,793,000 shares
Total amount of the purchases:	8,997,900,000 yen
Period of purchases:	From January 24, 2008 to February 27, 2008
Method of purchases:	Purchased from the market at Tokyo Stock Exchange

Reference:

1. Information regarding the resolution made at the meeting of the Board of Directors held on January 23, 2008:

Type of shares to be purchased:	Common stock of the Company
Total number of shares to be purchased:	Up to 5,000,000 shares
Total amount of the purchases:	Up to 15,000,000,000 yen
Period of purchases:	From January 24, 2008 to March 24, 2008

2. As of February 27, 2008, total number of purchased shares of the Company's stock from the market in the fiscal year ending March 31, 2008 and total amount of the purchases:

Total number of purchased shares:	7,317,000 shares
Total amount of the purchases:	23,996,910,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1

平成２０年２月２７日

各 位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

自己株式の市場買付に関するお知らせ

当社は、会社法第165条第３項の規定により読み替えて適用される同法第156条の規定に基づく自己株式の取得について、平成20年１月23日開催の当社取締役会決議に基づき、下記の通り市場買付を実施いたしましたので、お知らせいたします。

記

・取得した株式の種類　当社普通株式
・取得した株式の総数　2,793,000株
・株式の取得価額の総額　8,997,900,000円
・取　得　期　間　平成20年１月24日から平成20年２月27日まで
・取　得　方　法　東京証券取引所における市場買付

（ご参考）

1．平成20年１月23日開催の当社取締役会での決議内容
・取得する株式の種類　当社普通株式
・取得する株式の総数　5,000,000株（上限）
・株式の取得価額の総額　15,000,000,000円（上限）
・取　得　期　間　平成20年１月24日から平成20年３月24日まで

2．当期（平成19年４月１日から平成20年３月31日まで）に市場買付によって取得した自己株式の累計（平成20年２月27日現在）
・取得した株式の総数　7,317,000株
・株式の取得価額の総額　23,996,910,000円

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-2

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成20年２月13日
【報告期間】	自　平成20年１月１日　至　平成20年１月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【株主総会決議による取得の状況】

平成20年1月31日現在

区分	株式数（株）		価額の総額（円）
株主総会（　　年　月　日）での決議状況 （取得期間　　年　月　日～　　年　月　日）			
報告月における取得自己株式（取得日）	月　日		
計	－		
報告月末現在の累積取得自己株式			
自己株式取得の進捗状況（%）			

(2)【取締役会決議による取得の状況】

平成20年1月31日現在

区分	株式数（株）		価額の総額（円）
取締役会（平成20年1月23日）での決議状況 （取得期間※平成20年1月24日～平成20年3月24日）		5,000,000	15,000,000,000
報告月における取得自己株式（取得日※）	1月29日	115,000	374,600,000
	1月30日	118,000	373,160,000
	1月31日	118,000	373,380,000
計	－	351,000	1,121,140,000
報告月末現在の累積取得自己株式		351,000	1,121,140,000
自己株式取得の進捗状況（%）		7.0%	7.5%

※　取得期間は約定ベースで、取得自己株式は受渡ベースで記載しております。

2【処理状況】

平成20年1月31日現在

区分	報告月における処分株式数（株）		処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	（処分日） 月　日		
計	－		
消却の処分を行った取得自己株式	（消却日） 月　日		
計	－		
合併、株式交換、会社分割に係る移転を行った取得自己株式	（移転日） 月　日		
計	－		
その他（　　　　　　　　）	（処分日） 月　日		
計	－		
合　計			

3【保有状況】

平成20年1月31日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	5,232,370

END